

Mail Stop 7010

December 21, 2007

Via U.S. mail and facsimile

Mr. Peter S. Case
Chief Financial Officer
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

      RE: Form 10-K for the fiscal year ended December 31, 2006
              Form 10-Q for the period ended September 30, 2007
                File No. 1-51754

Dear Mr. Case:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

                Sincerely,

                John Hartz
                Senior Assistant Chief Accountant